FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2012

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒            Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Announces Secondary Distribution of Nomura Europe Finance N.V. Dual Currency (AUD/JPY) Fixed Rate Notes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 23, 2012	By:	/s/ Minoru Hatada
Minoru Hatada
Senior Managing Director

Nomura Announces Secondary Distribution of Nomura Europe Finance N.V. Dual Currency (AUD/JPY) Fixed Rate Notes

Tokyo, May 23, 2012 - Nomura Holdings, Inc. today announced that Nomura Europe Finance N.V., a wholly owned subsidiary of Nomura Holdings, Inc., has finalized the terms of secondary distribution of Dual Currency (AUD/JPY) Fixed Rate Notes guaranteed by Nomura Holdings, Inc.

Outline of Nomura Europe Finance N.V. Dual Currency (AUD/JPY) Fixed Rate Notes due May 2013 Guaranteed by Nomura Holdings, Inc.

1.	Aggregate Sale Price	31.6 billion yen
2.	Sale Price per Note	100.00% of face value
3.	Unit of Subscription	1 million yen
4.	Subscription Period	From May 24, 2012 to May 31, 2012
5.	Settlement Date in Japan	June 1, 2012
6.	Dates of Payment of Interest	November 30, 2012 and May 30, 2013
7.	Interest Rate	3.50% per annum
8.	Maturity Date	May 30, 2013
9.	Redemption Amount	The “Final Redemption Amount” shall be:
(i) if the Calculation Agent determines that JPYFX is equal to or greater than FX1;
JPY 1,000,000 per nominal amount
(ii) if the Calculation Agent determines that the JPYFX is less than FX1;
JPY 1,000,000 / FX2 per nominal amount (The resulting amount shall be payable in AUD.) *FX1 = FX0 – JPY 10.56 *FX2 = FX0
10.	Security or Guarantee	Payment of the principal of, interest on, and other amounts in respect of, the Notes are guaranteed by Nomura Holdings, Inc.
11.	Ratings	With respect to the Notes, no Issuer-requested credit rating is/will be provided or made available for public inspection by the credit rating firms registered pursuant to Article 66-27 of the Financial Instruments and Exchange Law.

The purpose of this press release is to make a general public announcement concerning the secondary distribution of Nomura Europe Finance N.V. Dual Currency (AUD/JPY) Fixed Rate Notes. It has not been prepared for the purpose of an offer of, or solicitation of an offer to buy or subscribe for, securities of Nomura Holdings, Inc. The above-referenced securities will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements thereunder.

Outline of Nomura Europe Finance N.V. Dual Currency (AUD/JPY) Fixed Rate Notes due May 2015 guaranteed by Nomura Holdings, Inc.

1.	Aggregate Sale Price	4.13 billion yen
2.	Sale Price per Note	100.00% of face value
3.	Unit of Subscription	1 million yen
4.	Subscription Period	From May 24, 2012 to May 31, 2012
5.	Settlement Date in Japan	June 1, 2012
6.	Dates of Payment of Interest	February 28, May 28, August 28 and November 28 in each year
7.	Interest Rate	2.00% per annum
8.	Maturity Date	May 28, 2015
9.	Redemption Amount	The “Final Redemption Amount” shall be, on the Redemption Determination Date:
(i) if the Calculation Agent determines that JPYFX is equal to or greater than FX1 and less than FX2;
JPY 1,000,000 per nominal amount
(ii) if the Calculation Agent determines that the JPYFX is less than FX1 or equal to or greater than FX2;
JPY 1,000,000 / FX3 per nominal amount (The resulting amount shall be payable in AUD.) * FX1 = FX0 – JPY 14.65 * FX2 = FX0 * FX3 = FX0
10.	Security or Guarantee	Payment of the principal of, interest on, and other amounts in respect of, the Notes are guaranteed by Nomura Holdings, Inc.
11.	Ratings	With respect to the Notes, no Issuer-requested credit rating is/will be provided or made available for public inspection by the credit rating firms registered pursuant to Article 66-27 of the Financial Instruments and Exchange Law.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs over 27,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through three business divisions: retail, asset management, and wholesale (fixed income, equities, and investment banking). For further information about Nomura, please visit www.nomura.com.

The purpose of this press release is to make a general public announcement concerning the secondary distribution of Nomura Europe Finance N.V. Dual Currency (AUD/JPY) Fixed Rate Notes. It has not been prepared for the purpose of an offer of, or solicitation of an offer to buy or subscribe for, securities of Nomura Holdings, Inc. The above-referenced securities will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements thereunder.